March 16, 2020

James J. Dolan
Chief Executive Officer
GPAQ Acquisition Holdings, Inc.
780 Fifth Avenue South
Naples, FL 34102

       Re: GPAQ Acquisition Holdings, Inc.
           Post-Effective Amendment No. 1 to
           Registration Statement on Form S-4
           Filed March 10, 2020
           File No. 333-234655

Dear Mr. Dolan:

       We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 1 to Registration Statement on Form S-4 Filed March 10, 2020

Background of the Business Combination, page 85

1. We note your amended disclosure that "[o]n November 6, 2019, GPAQ entered into
       Amendment No. 1 to the Agreement and Plan of Merger with Holdings, Acquiror Merger
       Sub, Company Merger Sub, HOFV, and Newco;" and "[o]n March 10, 2020,
GPAQ
       entered into Amendment No. 2 to the Agreement and Plan of Merger with Holdings,
       Acquiror Merger Sub, Company Merger Sub, HOFV, and Newco." Please amend the disclosure in your filing to briefly describe the circumstances that led to these amendments, including why the parties have changed the exchange ratio and why the current Class F shareholders will now receive one share of Holdings Common Stock to replace each one of their existing shares of GPAQ Class F common stock, as applicable.
 James J. Dolan
GPAQ Acquisition Holdings, Inc.
March 16, 2020
Page 2
      Include a discussion of any relevant negotiations among the parties to the amendments.
General

2. Please provide an updated legal opinion regarding the legality of the securities being registered on your post-effective amendment. See Item 601(b)(5)(i) of Regulation S-K and Section II.A.2. of Staff Legal Bulletin 19, available on our public website.
3. We note that Gordon Pointe Acquisition Corp. filed a revised definitive merger proxy on
      March 11, 2020, which appears to include substantially similar disclosure to that in this proxy/registration statement. Please confirm your understanding that Gordon Pointe
      Acquisition Corp.'s definitive merger proxy should be amended in accordance with any relevant comments on this proxy/registration statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at
(202) 551-
3222 with any questions.



                                                           Sincerely,
FirstName LastNameJames J. Dolan
                                                           Division of
Corporation Finance
Comapany NameGPAQ Acquisition Holdings, Inc.
                                                           Office of Trade &
Services
March 16, 2020 Page 2
cc:       Stephen Cohen
FirstName LastName